Group 1 Automotive, Inc.

800 Gessner, Suite 500

Houston, Texas 77024

May 14, 2015

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attn:	H. Roger Schwall
Division of Corporation Finance

Re:	Registration Statement on Form S-4
Filed May 11, 2015 File No. 333-200465

Dear Mr. Schwall:

This letter supplements the Registration Statement on Form S-4 of Group 1 Automotive, Inc. (the “Issuer”) with respect to an offer to exchange (the “Exchange Offer”) the Issuer’s 5.000% Senior Notes due 2022 (the “Outstanding Notes”), which were issued on June 2, 2014 and September 9, 2014 to investors pursuant to Regulation S and Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), for new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), the Issuer hereby confirms and represents as follows:

1. The Issuer is registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Issuer’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Issuer will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Securities and Exchange Commission

May 14, 2015

4. Neither the Issuer nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Issuer will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

Securities and Exchange Commission

May 14, 2015

If any additional supplemental information is required by the Staff, please contact the undersigned at (713) 647-5764 or Gillian A. Hobson of Vinson & Elkins L.L.P., whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Very truly yours,

GROUP 1 AUTOMOTIVE, INC.

By:	/s/ Darryl M. Burman
Name:	Darryl M. Burman
Title:	Vice President

Signature Page to

Correspondence